Exhibit 99.6

Press Release	Source: Bookham Technology Plc

Bookham Technology plc, Fourth Quarter and Preliminary Results Announcement

ABINGDON, United Kingdom, Feb. 6, 2004 (PRIMEZONE) — Bookham Technology plc (London:BHM.L - News) (NasdaqNM:BKHM - News), a leading provider of optical and RF components, subsystems and modules, used in various applications and industries, including telecommunications, will be announcing fourth quarter and preliminary results for the period to December 31, 2003 on Tuesday, February 10, 2004.

Contact:

Sharon Ostaszewska

Bookham Technology plc

+44 1235 837000